FOR IMMEDIATE RELEASE

MADECO S.A. ANNOUNCES

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER OF 2006

(Santiago, Chile, February 27, 2007) Madeco S.A. ("Madeco") (NYSE ticker: MAD) today announced its consolidated financial results in Chilean GAAP for the fourth quarter ended December 31, 2006. All figures are expressed in Chilean pesos as of December 31, 2006. Translations to US dollars made in this report are based on the exchange rate on that date (US$1.00 = Ch$532.39) and UF1.00= Ch$18,336.38 as of December 31, 2006.

Madeco Highlights

    For the year 2006, the Company produced a net income of Ch$30,204 million, 146% more than the Ch$12,267 million reported for the year 2005. This improved result comprises an increase in operating income of Ch$23,341 million, a higher charge for the non-operating result of Ch$917 million and a higher charge for income tax, minority interest and others of Ch$4,486 million.

    In the fourth quarter of 2006, the Company obtained a net income of Ch$2,727 million, 48.8% up on the Ch$1,833 million reported for the same period of 2005. This improvement was in spite of a fall of Ch$86 million in operating income and a higher charge of Ch$682 million for income tax, minority interest and others. These were offset by a reduced charge for the non-operating result of Ch$1,663 million.

    Revenues in 2006 increased by 49.8% compared to 2005, reaching Ch$559,141 million. Revenues in the fourth quarter were Ch$132,975 million, representing a 47.4% increase over the same quarter of 2005. This rise for the fourth quarter is explained by the increase in the price of raw materials which was passed on to customers in the sales price, despite a slight reduction of 0.5% in sales volumes.

    At the end of the year, the Company's operating income increased by 82.1% to Ch$51,766 million, as a result of increases in prices and sales volumes.

    The operating income in the fourth quarter declined by 1.4% to Ch$5,920 million, partly explained by lower sales volumes compared to the same period of 2005 and a 3.4% reduction in the gross income margin to sales ratio, compensated by a 1.2% fall in the ratio of selling, general and administrative expenses to sales.

    As reported during 2006, the abrupt rise in the copper price starting in April 2006 generated extraordinary operating income until October due to the method of accounting for copper at its average weighted price in the cost of sales for each month. This situation reverted in November and has been reflected in a charge to operating costs of Ch$3,122 million, in order to balance at the year-end the value of our copper stocks at the average LME (London Metal Exchange) price for December 2006.

    At the end of the year, the balance of cash and cash equivalents was Ch$17,545 million compared to Ch$7,955 million in 2005. Madeco thus improved its already solid financial position reflected in a current ratio of 2.89 (times), against 2.29 as of December 2005.

    Investments during the year increased to US$26 million approx., its principal uses being the Wire and Cable business (US$11 million), Flexible Packaging (US$10 million) and Aluminum Profiles (US$5 million), compared to depreciation for the year of a similar amount.

  Highlights of the Income Statement (Exhibits 1 & 2)

  Net Income Net income for 4Q06 was Ch$2,727 million, 48.8% higher than the Ch$1,833 million produced in the fourth quarter of 2005. This was mainly due to a smaller non-operating loss of Ch$1,663 million (-30%) compared to the 4Q05. This was partially offset by a reduction in operating income of Ch$86 million and a higher charge for income tax, minority interest and others of Ch$682 million.

  Revenues Revenues in 4Q06 were Ch$132,975 million, a 47.4% increase over the same period of the previous year. This increase in consolidated revenues is basically explained by the higher copper and aluminum prices during 2006 and the sale of higher value-added products. Sales volumes in the quarter showed a slight fall of 149 tonnes, 0.5% below 4Q05.

  Gross Income The gross income 4Q06 was Ch$13,666 million, 10.6% more than the Ch$12,356 million of the year before as a result of the 47.4% increase in revenues and a 53.2% increase in the cost of sales. The increase in the cost of sales is basically due to the increase in the cost of the principal raw materials, like copper and aluminum. The rise in the average copper price (LME) in the last quarter of 2006, compared to the average in same quarter of 2005 was 65% in dollar terms (from US$4,297 to US$7,087 per tonne); in the case aluminum, the rise was 31.3%, also in dollars (from US$2,071 to US$2,719 per tonne).

  As informed during 2006, the sharp rise in the copper price starting in April generated extraordinary gross income until October due to the method of accounting for copper at its average weighted price in the cost of sales for each month. This situation reverted in November and has been reflected in a charge to operating costs of Ch$3,122 million, in order to balance at the year-end the value of our copper stocks at the average LME (London Metal Exchange) price for December 2006.

  Operating Income Operating income for 4Q06 amounted to Ch$5,920 million, 1.4% lower than the Ch$6,006 million obtained in the same period of the year before. This reduction is explained by a 22.0% increase in selling, general and administrative expenses as a result of the higher turnover and the higher costs involved in the implementation of the Sarbanes Oxley Act requirements, compensated by the increase of Ch$1,310 million (10.6%) in the gross income.

  Non-Operating Result The Company's non-operating loss for 4Q06 amounted to Ch$3,875 million, 30.0% lower than the loss of Ch$5,538 million reported for the 4Q05. This is basically due to an exchange differences and price-level restatements gain of Ch$389 million, compared to a loss of Ch$3,319 million at 4Q05. The gain from exchange differences at 4Q06 is principally the result of the appreciation of the Brazilian Real (BRL) and Peruvian Sol (PEN). There was also a loss in other non-operating income of Ch$396 million, representing a fall of Ch$1,598 million compared to 4Q05 as a result of the reversal of provisions for Optel made in 2005. In addition, financial expenses rose by Ch$602 million (26.1%) due to higher bank debt to finance working capital increase.

  The Company showed a net loss of Ch$26 million with respect to derivative contracts (hedging) of 3,500 tonnes of copper. This loss comprised a gain of Ch$1,040 million as a result of the valuation (mark to market) of the contracts and a loss of Ch$1,066 million for the devaluation of stocks at the average LME price for December 2006.

  Income Tax During the 4Q06, income tax was a credit of Ch$1,107 million, compared to Ch$1,667 million in the same period of the year before, as a result of the reversal of provisions. However, the accumulated figure for the year 2006 shows a charge of Ch$5,205 million, compared to Ch$1,498 million in 2005 as a result of the higher income before taxes shown by most of the companies consolidated in the Madeco group.

  Minority Interest The Company's minority interest (reflecting mainly the portion of earnings/losses corresponding to the participation of minority shareholders in the subsidiaries Alusa, Indeco and Indalum) was a negative Ch$431 million in 4Q06 compared to the negative Ch$321 million in 4Q05, as a result of the higher net income produced by these subsidiaries.

  Analysis by Business Unit (Exhibits 3 to 6)

  Wire and Cable Revenues in 4Q06 amounted to Ch$92,034 million of which Ch$24,891 million came from sales of copper rod, and Ch$67,143 million from sales of cables. Sales volumes rose by 6.9%, particularly of copper rod in Peru (112.6%) and cables in Argentina (61.0%). These volumes were partially offset by reduced volumes in Brazil (10.3%).

  The cost of sales amounted to Ch$83,016 million in 4Q06, 81.5% higher than the Ch$45,749 million reported the year before. This increase was principally due to the increased volume sold and to the increased LME copper and aluminum prices which rose by 65% and 31% respectively in dollar terms, comparing quarters.

  Gross Income rose by 12.9% in 4Q06, mainly due to the result of increased sales volumes of wire and of sales prices.

  Selling, general and administrative expenses increased by 23.9%, from Ch$3,653 million to Ch$4,527 million, as a result of higher commercialization and operating activity. However, these reduced as a percentage of sales, from 6.8% to 4.9% in 2006.

  Operating income totaled Ch$4,491 million in 4Q06 against Ch$4,335 million in 4Q05, an increase of 3.6%, explained by an increase of Ch$1,119 million in cables and a decrease of Ch$963 million in copper rod.

  Brass Mills Revenues in 4Q06 reached Ch$21,584 million, 16.9% more than the Ch$18,471 million produced the previous year. This was principally due to the higher copper price despite the 27.9% lower sales volume with respect to 4Q05.

  The cost of sales showed a rise of 16.7% as a result of the rise in the copper price.

  The gross income rose by 19.8% compared to 4Q05, mainly due to efficiencies generated by the restructuring of operations in Chile during the 4Q05.

  Selling, general and administrative expenses increased by 24.6%, from Ch$1,083 million to Ch$1,349 million. Expenses have also risen as a percentage of sales, from 5.9% to 6.3% in 2006.

  Operating income was a negative Ch$138 million in 4Q06 against a negative Ch$72 million in 4Q05, due to the higher selling, general and administrative expenses and lower volumes sold.

  Flexible Packaging Revenues increased by 7.0%, from Ch$10,614 million to Ch$11,360 million. Sales volumes in Chile and Argentina rose to provide a combined increase of 14.3%.

  The cost of sales rose by 10.4%, from Ch$8,606 million to Ch$9,503 million. These costs in Chile reduced by 1.7% because of improvements in efficiency and procurement management, while those in Argentina increased by 39.5% due to the larger sales volumes. However, as a percentage of sales, costs declined from 81.2% to 80.4%.

  The gross income decreased by 7.5% from Ch$2,008 million to Ch$1,857 million.

  Selling, general and administrative expenses rose by 15.9% to Ch$851 million in 4Q06. As a percentage of sales, these expenses also increased, from 6.9% to 7.5% in 4Q06.

  Operating income for 4Q06 for this unit was Ch$1,006 million, against Ch$1,274 million in 4Q05.

  Aluminum Profiles Revenues in 4Q06 increased by 8.2% compared to 2005, from Ch$7,388 million to Ch$7,997 million. This was despite a slight 0.6% reduction in the sales volume.

  The cost of sales rose by 6.3%, from Ch$6,039 million to Ch$6,417million, as a result of the increase in the average price of the raw material (average price of aluminum in 4Q06 was 31% higher in dollar terms than in 4Q05).

  The gross income improved as a proportion of sales, from 18.3% to 19.8%, and increased by 17.1%, from Ch$1,349 million in 4Q05 to Ch$1,580 million in 4Q06.

  Selling, general and administrative expenses increased by 15.8%, from Ch$880 million to Ch$1,019 million due to the greater turnover. Correspondingly, as a percentage of sales, these moved from 11.9% to 12.7% in 2006.

  The operating income for 4Q06 was Ch$561 million, 19.6% higher than the Ch$469 million for 4Q05.

  Balance Sheet Analysis (Exhibit 7)

Assets The Company's assets at December 31, 2006 amounted to Ch$416,782 million, an increase over the Ch$351,569 at December 31, 2005.

Current Assets

Amounted to Ch$232,284 million, 43.2% higher than at December 2005, mainly attributable to higher accounts receivable (Ch$26,995 million) and inventories (Ch$21,748 million), as a result of the greater sales volumes and the higher price of raw materials, and to a slighter degree, an increase in other current assets (Ch$10,506 million), recoverable taxes (Ch$3,018 million) and deferred taxes (Ch$2,178 million).

Fixed Assets

Amounted to Ch$147,948 million, a net increase of Ch$42 million over 2005 (Ch$147,906 million), mainly due to the effect of the acquisition of fixed assets (Ch$13,904 million) offset by depreciation of the year of Ch$14,298 million.

Other Assets

Amounted to Ch$36,550 million, an 11.7% (-Ch$4,853 million) decrease from 2005, mainly due to the sale of the Santa Marta plant by Indalum for Ch$1,281 million and the re-classification of the Aratú plant as an Other current asset for sale by the subsidiary Ficap.

Liabilities Total liabilities at December 31, 2006 amounted to Ch$153,759 million, 16.9% more than at December 2005.

Bank Debt

Amounted to Ch$73,202 million at December 2006, representing an increase of 39.1% (Ch$20,558 million) compared the same date of the previous year. This reflects greater borrowings by Madeco group companies to finance their greater working capital needs due to the higher prices of raw materials and sales volumes.

On June 5, 2006, Madeco signed a US$50 million 5-year club deal. Approximately US$12 million of the proceeds were used to prepay debts with Quiñenco. Another US$13 million was used to repay a bridging loan that BBVA had granted to the Company related to the capital increase. The other US$25 million was used for working capital. As of December 31, the first installment of this loan (US$4 million) has been repaid and 2 installments totaling US$8 million prepaid.

Bonds

Bonds payable amounted to Ch$24,763 million at December 2006, corresponding to the D Series whose last repayment matures in December 2011. The bonds outstanding reduced by 14.8% with respect to the year before due to amortization. These bonds are payable semi-annually with respect to principal and interest (at UF + 5% per annum).

Shareholders' Equity The total outstanding at December 31, 2006 was Ch$251,555 million, which represents a 20.0% increase over December 2005.

Paid Capital

Amounted to Ch$264,072 million at December 2006, which compares positively with Ch$254,609 million at December 2005, due to the subscription on the Santiago Stock Exchange of 192,802,758 shares, equivalent to all the shares remaining issued and registered on October 17, 2005. The Company received a total of approximately Ch$9,463 million from the transaction.

Share Premium

Remained constant at Ch$40,090 million at December 2006.

Other Reserves

Decreased from a negative Ch$3,179 million at December 2005 to a negative Ch$1,253 million at December 2006, as a result of the depreciation of the CLP and other foreign currencies between those dates and its impact on equity, through the application of the accounting Technical Bulletin 64 with respect to foreign investments.

Accumulated Losses

Amounted to Ch$51,353 million at December 2006 compared to a loss of Ch$81,826 million at December 2005, following the positive result for 2006.

For further information contact:

Pablo M. Araya

Investor Relations

Tel. : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Web Site : www.madeco.cl

***************

Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Brazil, Peru and Argentina. Madeco is a Latin American leader in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company's strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.

Exhibit 1: Consolidated Income Statement
(Fourth Quarter)

	Ch$ millions			US$ millions (1)
	4Q05	4Q06	% Change	4Q05	4Q06	% Change

Revenues	90,210	132,975	47.4%	176.0	249.8	41.9%
COGS	(77,854)	(119,309)	53.2%	(151.9)	(224.1)	47.5%
Gross Income	12,356	13,666	10.6%	24.1	25.7	6.5%
SG&A	(6,350)	(7,746)	22.0%	(12.4)	(14.5)	17.4%
Operating Income	6,006	5,920	-1.4%	11.7	11.1	-5.1%

Financial income	190	486	156.0%	0.4	0.9	146.4%
Equity in earning (losses) of related companies	211	260	20.2%	0.4	0.5	15.7%
Other non-operating income	1,201	(396)	N/A	2.3	(0.7)	N/A
Financial expenses	(2,309)	(2,912)	25.8%	(4.5)	(5.5)	21.1%
Positive goodwill amortization	(372)	(425)	14.3%	(0.7)	(0.8)	10.1%
Other non-operating expenses	(1,140)	(1,278)	12.1%	(2.2)	(2.4)	7.9%
Price-level restatement	(3,319)	389	N/A	(6.5)	0.7	N/A
Non-Operating Results	(5,538)	(3,875)	-30.0%	(10.8)	(7.3)	-32.6%

Income (Loss) before income taxes	468	2,045	337.3%	0.9	3.8	321.0%
Income tax	1,667	1,107	-33.6%	3.3	2.1	-36.1%
Minority interest	(321)	(431)	34.2%	(0.6)	(0.8)	29.2%
Negative goodwill amortization	19	7	-66.6%	0.0	0.0	-67.8%
Net Income (Loss)	1,833	2,727	48.8%	3.6	5.1	43.3%

Gross Margin	13.7%	10.3%	-	13.7%	10.3%	-
SG&A / Sales	7.0%	5.8%	-	7.0%	5.8%	-
Operating Margin	6.7%	4.5%	-	6.7%	4.5%	-

1 Exchange rate December-06 US$1.00 = 532,39
1 Exchange rate December-05 US$1.00 = 512,5

Exhibit 2: Consolidated Income Statement
(Twelve Months Ended December-06)

	Ch$ millions			US$ millions (1)
	YTD Dec 05	YTD Dec 06	% Change	YTD Dec 05	YTD Dec 06	% Change

Revenues	373,163	559,141	49.8%	728.1	1,050.2	44.2%
COGS	(320,132)	(478,969)	49.6%	(624.6)	(899.7)	44.0%
Gross Income	53,031	80,172	51.2%	103.5	150.6	45.5%
SG&A	(24,606)	(28,406)	15.4%	(48.0)	(53.4)	11.1%
Operating Income	28,425	51,766	82.1%	55.5	97.2	75.3%

Financial income	822	1,605	95.2%	1.6	3.0	87.9%
Equity in earning (losses) of related companies	287	688	137.7%	0.6	1.3	128.8%
Other non-operating income	2,369	117	-95.1%	4.6	0.2	-95.3%
Financial expenses	(9,556)	(11,410)	19.3%	(18.6)	(21.4)	14.9%
Positive goodwill amortization	(1,695)	(1,721)	1.6%	(3.3)	(3.2)	-2.2%
Other non-operating expenses	(3,346)	(2,852)	-14.8%	(6.5)	(5.4)	-18.0%
Price-level restatement	(2,810)	(1,272)	-54.7%	(5.5)	(2.4)	-56.4%
Non-Operating Results	(13,928)	(14,846)	6.6%	(27.2)	(27.9)	2.6%

Income (Loss) before income taxes	14,497	36,920	154.7%	28.3	69.3	145.2%
Income tax	(1,498)	(5,205)	247.5%	(2.9)	(9.8)	234.5%
Minority interest	(752)	(1,538)	104.6%	(1.5)	(2.9)	96.9%
Negative goodwill amortization	19	26	35.7%	0.0	0.0	30.6%
Net Income (Loss)	12,267	30,204	146.2%	23.9	56.7	137.0%

Gross Margin	14.2%	14.3%	-	14.2%	14.3%	-
SG&A / Sales	6.6%	5.1%	-	6.6%	5.1%	-
Operating Margin	7.6%	9.3%	-	7.6%	9.3%	-

1 Exchange rate December-06 US$1.00 = 532,39
1 Exchange rate December-05 US$1.00 = 512,5

Exhibit 3: EBITDA by Business Unit
(Fourth Quarter)

Fourth Quarter 2005
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	ALUMINUM PROFILES	Total

Revenues	9,811	43,926	18,471	10,614	7,388	90,210
COGS	(9,075)	(36,674)	(17,460)	(8,606)	(6,039)	(77,854)
Gross Income	736	7,252	1,011	2,008	1,349	12,356
SG&A	(38)	(3,615)	(1,083)	(734)	(880)	(6,350)
Operating Income	698	3,637	(72)	1,274	469	6,006
EBITDA	730	5,109	599	1,844	721	9,003

Gross Margin	7.5%	16.5%	5.5%	18.9%	18.3%	13.7%
SG&A / Sales	0.4%	8.2%	5.9%	6.9%	11.9%	7.0%
EBITDA Margin	7.1%	8.3%	-0.4%	12.0%	6.3%	6.7%

Segment Contribution
% Revenues	10.9%	48.7%	20.5%	11.8%	8.2%	100.0%
% EBITDA	11.6%	60.6%	-1.2%	21.2%	7.8%	100.0%

Fourth Quarter 2006
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	ALUMINUM PROFILES	Total

Revenues	24,891	67,143	21,584	11,360	7,997	132,975
COGS	(25,080)	(57,936)	(20,373)	(9,503)	(6,417)	(119,309)
Gross Income	(189)	9,207	1,211	1,857	1,580	13,666
SG&A	(76)	(4,451)	(1,349)	(851)	(1,019)	(7,746)
Operating Income	(265)	4,756	(138)	1,006	561	5,920
EBITDA	(230)	6,631	328	1,654	837	9,220

Gross Margin	-0.8%	13.7%	5.6%	16.3%	19.8%	10.3%
SG&A / Sales	0.3%	6.6%	6.3%	7.5%	12.7%	5.8%
EBITDA Margin	-1.1%	7.1%	-0.6%	8.9%	7.0%	4.5%

Segment Contribution
% Revenues	18.7%	50.5%	16.2%	8.5%	6.0%	100.0%
% EBITDA	-4.5%	80.3%	-2.3%	17.0%	9.5%	100.0%

2006 versus 2005
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	ALUMINUM PROFILES	Total

Revenues	153.7%	52.9%	16.9%	7.0%	8.2%	47.4%
COGS	176.4%	58.0%	16.7%	10.4%	6.3%	53.2%
Gross Income	-125.7%	27.0%	19.8%	-7.5%	17.1%	10.6%
SG&A	100.0%	23.1%	24.6%	15.9%	15.8%	22.0%
Operating Income	-138.0%	30.8%	91.7%	-21.0%	19.6%	-1.4%
EBITDA	-131.5%	29.8%	-45.2%	-10.3%	16.1%	2.4%

Exhibit 4: EBITDA by Business Unit
(Twelve Months Ended December-06)

YTD Dec 05
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	ALUMINUM PROFILES	Total

Revenues	34,613	181,903	81,586	45,086	29,975	373,163
COGS	(32,345)	(150,836)	(74,808)	(38,542)	(23,601)	(320,132)
Gross Income	2,268	31,067	6,778	6,544	6,374	53,031
SG&A	(121)	(13,416)	(4,712)	(3,047)	(3,310)	(24,606)
Operating Income	2,147	17,651	2,066	3,497	3,064	28,425
EBITDA	2,187	23,291	4,621	5,765	4,038	39,902

Gross Margin	6.6%	17.1%	8.3%	14.5%	21.3%	14.2%
SG&A / Sales	0.3%	7.4%	5.8%	6.8%	11.0%	6.6%
EBITDA Margin	6.2%	9.7%	2.5%	7.8%	10.2%	7.6%

Segment Contribution
% Revenues	9.3%	48.7%	21.9%	12.1%	8.0%	100.0%
% EBITDA	5.5%	58.4%	11.6%	14.4%	10.1%	100.0%

YTD Dec 06
Ch$ million	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	ALUMINUM PROFILES	Total

Revenues	93,249	266,977	119,380	46,198	33,337	559,141
COGS	(86,895)	(222,191)	(104,411)	(38,484)	(26,988)	(478,969)
Gross Income	6,354	44,786	14,969	7,714	6,349	80,172
SG&A	(300)	(16,535)	(5,179)	(2,915)	(3,477)	(28,406)
Operating Income	6,054	28,251	9,790	4,799	2,872	51,766
EBITDA	6,199	35,544	12,161	7,319	3,932	65,155

Gross Margin	6.8%	16.8%	12.5%	16.7%	19.0%	14.3%
SG&A / Sales	0.3%	6.2%	4.3%	6.3%	10.4%	5.1%
EBITDA Margin	6.5%	10.6%	8.2%	10.4%	8.6%	9.3%

Segment Contribution
% Revenues	16.7%	47.7%	21.4%	8.3%	6.0%	100.0%
% EBITDA	9.5%	54.6%	18.7%	11.2%	6.0%	100.0%

2005 versus 2006
% change	COPPER ROD	WIRE & CABLE	BRASS MILLS	F. PACKAGING	ALUMINUM PROFILES	Total

Revenues	169.4%	46.8%	46.3%	2.5%	11.2%	49.8%
COGS	168.7%	47.3%	39.6%	-0.2%	14.4%	49.6%
Gross Income	180.2%	44.2%	120.8%	17.9%	-0.4%	51.2%
SG&A	147.9%	23.2%	9.9%	-4.3%	5.0%	15.4%
Operating Income	182.0%	60.1%	373.9%	37.2%	-6.3%	82.1%
EBITDA	183.4%	52.6%	163.2%	27.0%	-2.6%	63.3%

Exhibit 5: EBITDA by Business Unit and Country
(Fourth Quarter)

	Fourth Quarter 2005							Fourth Quarter 2006
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	2,836				1,485	0	4,321	3,254				3,157	0	6,411
Tons (Intercompany)	1,621				0	(1,621)	0	1,553				0	(1,553)	0
Tons (Total)	4,457				1,485	(1,621)	4,321	4,807				3,157	(1,553)	6,411

Revenues (Third parties)	6,854				2,957	0	9,811	12,617				12,274	0	24,891
Revenues (Intercompany)	3,786				(274)	(3,512)	0	5,862				0	(5,862)	0
Total revenues	10,640				2,683	(3,512)	9,811	18,479				12,274	(5,862)	24,891
COGS	(10,497)				(2,392)	3,814	(9,075)	(19,143)				(12,439)	6,502	(25,080)
Gross Income	143				291	302	736	(664)				(165)	640	(189)
SG&A	0				(37)	(1)	(38)	0				(76)	0	(76)
Operating Income	143				254	301	698	(664)				(241)	640	(265)
EBITDA	178				253	299	730	(628)				(240)	638	(230)

Gross Margin	2.1%				9.8%		7.5%	-5.3%				-1.3%		-0.8%
EBITDA Margin	2.6%				8.6%		7.4%	-5.0%				-2.0%		-0.9%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	2,102	7,134	0	652	3,233	0	13,121	1,857	6,496	0	1,049	2,826	0	12,228
Tons (Intercompany)	150	243	0	0	0	(393)	0	0	118	0	176	0	(294)	0
Tons (Total)	2,252	7,377	0	652	3,233	(393)	13,121	1,857	6,614	0	1,225	2,826	(294)	12,228
Kms.	0	0	89,921	0	0	0	89,921	0	0	332	0	0	0	332

Revenues (Third parties)	7,773	21,967	1,764	1,440	10,707	275	43,926	11,793	34,030	375	3,410	17,535	0	67,143
Revenues (Intercompany)	1,058	572	0	(11)	17	(1,636)	0	166	585	0	349	(36)	(1,064)	0
Total revenues	8,831	22,539	1,764	1,429	10,724	(1,361)	43,926	11,959	34,615	375	3,759	17,499	(1,064)	67,143
COGS	(8,118)	(19,102)	(1,516)	(1,213)	(8,564)	1,839	(36,674)	(9,437)	(31,421)	(482)	(3,254)	(14,315)	973	(57,936)
Gross Income	713	3,437	248	216	2,160	478	7,252	2,522	3,194	(107)	505	3,184	(91)	9,207
SG&A	(391)	(1,933)	(200)	(122)	(587)	(382)	(3,615)	(589)	(2,290)	(256)	(202)	(628)	(486)	(4,451)
Operating Income	322	1,504	48	94	1,573	96	3,637	1,933	904	(363)	303	2,556	(577)	4,756
EBITDA	665	2,346	188	107	1,753	50	5,109	2,274	2,125	(322)	383	2,775	(604)	6,631

Gross Margin	9.2%	15.6%		15.0%	20.2%		16.5%	21.4%	9.4%	-28.5%	14.8%	18.2%		13.7%
EBITDA Margin	8.6%	10.7%		7.4%	16.4%		11.6%	19.3%	6.2%	-85.9%	11.2%	15.8%		9.9%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS
Tons (Third parties)	5,339	511		644		0	6,494	4,002	202		480		0	4,684
Tons (Intercompany)	639	0		(6)		(633)	0	112	0		0		(112)	0
Tons (Total)	5,978	511		638		(633)	6,494	4,114	202		480		(112)	4,684

Revenues (Third parties)	14,908	1,907		1,656		0	18,471	17,235	2,120		2,229		0	21,584
Revenues (Intercompany)	3,462	93		(40)		(3,515)	0	682	382		0		(1,064)	0
Total revenues	18,370	2000		1,616		(3,515)	18,471	17,917	2,502		2,229		(1,064)	21,584
COGS	(17,849)	(1,905)		(1,307)		3,601	(17,460)	(18,011)	(1,450)		(2,029)		1,117	(20,373)
Gross Income	521	95		309		86	1,011	(94)	1,052		200		53	1,211
SG&A	(666)	(123)		(176)		(118)	(1,083)	(872)	(125)		(193)		(159)	(1,349)
Operating Income	(145)	(28)		133		(32)	(72)	(966)	927		7		(106)	(138)
EBITDA	410	50		183		(44)	599	(631)	996		82		(119)	328

Gross Margin	3.5%	5.0%		18.7%			5.5%	-0.5%	49.6%		9.0%			5.6%
EBITDA Margin	2.8%	2.6%		11.1%			3.2%	-3.7%	47.0%		3.7%			1.5%

	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING
Tons (Third parties)	2042			1318		0	3360	2344			1497		0	3841
Tons (Intercompany)							0							0
Tons (Total)	2,042			1,318		0	3,360	2,344			1,497		0	3,841

Revenues (Third parties)	7,513			3,104		(3)	10,614	7,242			4,129		(11)	11,360
Revenues (Intercompany)							0							0
Total revenues	7,513			3,104		(3)	10,614	7,242			4,129		(11)	11,360
COGS	(6,052)			(2,554)		0	(8,606)	(5,951)			(3,564)		12	(9,503)
Gross Income	1,461			550		(3)	2,008	1,291			565		1	1,857
SG&A	(507)			(164)		(63)	(734)	(539)			(232)		(80)	(851)
Operating Income	954			386		(66)	1,274	752			333		(79)	1,006
EBITDA	1,370			538		(64)	1,844	1,178			557		(81)	1,654

Gross Margin	19.4%			17.7%			18.9%	17.8%			13.7%			16.3%
EBITDA Margin	18.2%			17.3%			17.4%	16.3%			13.5%			14.6%

	Chile						ALUMINUM PROFILES	Chile						ALUMINUM PROFILES
Tons (Third parties)	2,694						2,694	2,677						2,677
Tons (Intercompany)	0						0	0						0
Tons (Total)	2,694						2,694	2,677						2,677

Revenues (Third parties)	7,388						7,388	7,997						7,997
Revenues (Intercompany)	0						0	0						0
Total revenues	7,388						7,388	7,997						7,997
COGS	(6,039)						(6,039)	(6,417)						(6,417)
Gross Income	1,349						1,349	1,580						1,580
SG&A	(880)						(880)	(1,019)						(1,019)
Operating Income	469						469	561						561
EBITDA	721						721	837						837

Gross Margin	18.3%						18.3%	19.8%						19.8%
EBITDA Margin	9.8%						9.8%	10.5%						10.5%

Exhibit 6: EBITDA by Business Unit and Country
(Twelve Months Ended December-06)

	YTD Dec 05							YTD Dec 06
				(Ch$ million)							(Ch$ million)
	Chile				Peru	Interco.	COPPER ROD	Chile				Peru	Interco.	COPPER ROD

Tons (Third parties)	9,309				6,623	0	15,932	11,554				13,531	0	25,085
Tons (Intercompany)	7,183				3,171	(10,354)	0	10,800				0	(10,800)	0
Tons (Total)	16,492				9,794	(10,354)	15,932	22,354				13,531	(10,800)	25,085

Revenues (Third parties)	21,264				13,349	0	34,613	43,170				50,079	0	93,249
Revenues (Intercompany)	16,151				5,999	(22,150)	0	41,130				0	(41,130)	0
Total revenues	37,415				19,348	(22,150)	34,613	84,300				50,079	(41,130)	93,249
COGS	(36,506)				(18,199)	22,360	(32,345)	(80,415)				(47,148)	40,668	(86,895)
Gross Income	909				1,149	210	2,268	3,885				2,931	(462)	6,354
SG&A	0				(167)	46	(121)	0				(300)	0	(300)
Operating Income	909				982	256	2,147	3,885				2,631	(462)	6,054
EBITDA	956				982	249	2,187	4,028				2,633	(462)	6,199

Gross Margin	4.3%				8.6%		6.6%	9.0%				5.9%		6.8%
EBITDA Margin	4.5%				7.4%		6.3%	9.3%				5.3%		6.6%

	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE	Chile	Brazil	Optical F.	Argentina	Peru	Interco.	WIRE & CABLE

Tons (Third parties)	10,760	27,079	0	2,236	12,705	0	52,780	8,346	29,714	0	3,982	12,241	0	54,283
Tons (Intercompany)	185	1,098	0	202	0	(1,485)	0	151	636	0	554	351	(1,692)	0
Tons (Total)	10,945	28,177	0	2,438	12,705	(1,485)	52,780	8,497	30,350	0	4,536	12,592	(1,692)	54,283
Kms.	0	0	89,921	0	0	0	89,921	0	0	2,305	0	0	0	2,305

Revenues (Third parties)	39,651	89,339	1,764	5,579	45,295	275	181,903	45,766	139,816	1,427	12,410	67,558	0	266,977
Revenues (Intercompany)	2,127	2,803	0	299	21	(5,250)	0	1,712	2,629	0	1,031	1,432	(6,804)	0
Total revenues	41,778	92,142	1,764	5,878	45,316	(4,975)	181,903	47,478	142,445	1,427	13,441	68,990	(6,804)	266,977
COGS	(36,392)	(76,435)	(1,516)	(5,124)	(36,868)	5,499	(150,836)	(39,329)	(119,864)	(1,531)	(11,206)	(56,735)	6,474	(222,191)
Gross Income	5,386	15,707	248	754	8,448	524	31,067	8,149	22,581	(104)	2,235	12,255	(330)	44,786
SG&A	(1,853)	(7,588)	(200)	(429)	(2,148)	(1,198)	(13,416)	(2,175)	(9,556)	(328)	(636)	(2,496)	(1,344)	(16,535)
Operating Income	3,533	8,119	48	325	6,300	(674)	17,651	5,974	13,025	(432)	1,599	9,759	(1,674)	28,251
EBITDA	4,950	11,441	188	370	7,163	(821)	23,291	7,352	17,756	(248)	1,815	10,629	(1,760)	35,544

Gross Margin	13.6%	17.6%		13.5%	18.7%		17.1%	17.8%	16.2%	-7.3%	18.0%	18.1%		16.8%
EBITDA Margin	12.5%	12.8%		6.6%	15.8%		12.8%	16.1%	12.7%	-17.4%	14.6%	15.7%		13.3%

	Chile	Coin		Argentina		Interco.	BRASS MILLS	Chile	Coin		Argentina		Interco.	BRASS MILLS
Tons (Third parties)	25,327	1,566		2,620		0	29,513	24,079	1,611		2,321		0	28,011
Tons (Intercompany)	1,943	121		240		(2,304)	0	1,566	0		15		(1,581)	0
Tons (Total)	27,270	1,687		2,860		(2,304)	29,513	25,645	1,611		2,336		(1,581)	28,011

Revenues (Third parties)	68,372	6,432		6,782		0	81,586	99,846	9,744		9,790		0	119,380
Revenues (Intercompany)	10,433	582		566		(11,581)	0	9,688	2,005		62		(11,755)	0
Total revenues	78,805	7,014		7,348		(11,581)	81,586	109,534	11,749		9,852		(11,755)	119,380
COGS	(73,848)	(6,405)		(6,318)		11,763	(74,808)	(98,961)	(8,978)		(8,207)		11,735	(104,411)
Gross Income	4,957	609		1,030		182	6,778	10,573	2,771		1,645		(20)	14,969
SG&A	(3,248)	(419)		(669)		(376)	(4,712)	(3,492)	(546)		(737)		(404)	(5,179)
Operating Income	1,709	190		361		(194)	2,066	7,081	2,225		908		(424)	9,790
EBITDA	3,799	506		585		(269)	4,621	8,962	2,500		1,187		(488)	12,161

Gross Margin	7.3%	9.5%		15.2%			8.3%	10.6%	28.4%		16.8%			12.5%
EBITDA Margin	5.6%	7.9%		8.6%			5.7%	9.0%	25.7%		12.1%			10.2%

	Chile			Argentina		Interco.	F. PACKAGING	Chile			Argentina		Interco.	F. PACKAGING
Tons (Third parties)	9,722			4,805		0	14,527	9,972			5,677		0	15,649
Tons (Intercompany)							0							0
Tons (Total)	9,722			4,805		0	14,527	9,972			5,677		0	15,649

Revenues (Third parties)	32,222			12,865		(1)	45,086	30,514			15,703		(19)	46,198
Revenues (Intercompany)							0							0
Total revenues	32,222			12,865		(1)	45,086	30,514			15,703		(19)	46,198
COGS	(27,460)			(11,082)		0	(38,542)	(24,818)			(13,684)		18	(38,484)
Gross Income	4,762			1,783		(1)	6,544	5,696			2,019		(1)	7,714
SG&A	(2,029)			(816)		(202)	(3,047)	(1,990)			(706)		(219)	(2,915)
Operating Income	2,733			967		(203)	3,497	3,706			1,313		(220)	4,799
EBITDA	4,268			1,699		(202)	5,765	5,397			2,141		(219)	7,319

Gross Margin	14.8%			13.9%			14.5%	18.7%			12.9%			16.7%
EBITDA Margin	13.2%			13.2%			12.8%	17.7%			13.6%			15.8%

	Chile						ALUMINUM PROFILES	Chile						ALUMINUM PROFILES
Tons (Third parties)	10,819						10,819	12,262						12,262
Tons (Intercompany)	0						0	0						0
Tons (Total)	10,819						10,819	12,262						12,262

Revenues (Third parties)	29,975						29,975	33,337						33,337
Revenues (Intercompany)	0						0	0						0
Total revenues	29,975						29,975	33,337						33,337
COGS	(23,601)						(23,601)	(26,988)						(26,988)
Gross Income	6,374						6,374	6,349						6,349
SG&A	(3,310)						(3,310)	(3,477)						(3,477)
Operating Income	3,064						3,064	2,872						2,872
EBITDA	4,038						4,038	3,932						3,932

Gross Margin	21.3%						21.3%	19.0%						19.0%
EBITDA Margin	13.5%						13.5%	11.8%						11.8%

Exhibit 7: Consolidated Balance Sheet

	Ch$ millions		US$ millions (1)
	YTD Dec 05	YTD Dec 06	YTD Dec 05	YTD Dec 06

Cash	4,372	4,734	8.5	8.9
Time deposits and marketable securities	249	568	0.5	1.1
Accounts receivable	63,447	94,449	123.8	177.4
Accounts receivable from related companies	729	1,547	1.4	2.9
Inventories	75,853	97,601	148.0	183.3
Recoverable taxes	6,374	9,392	12.4	17.6
Prepaid expenses and other current assets	11,235	23,993	21.9	45.1
Current Assets	162,260	232,284	316.6	436.3

Property, plant and equipment (net)	147,906	147,948	288.6	277.9

Investments	10,952	12,549	21.4	23.6
Goodwill (net)	18,378	16,983	35.9	31.9
Long-term receivables	355	442	0.7	0.8
Other	11,718	6,576	22.9	12.4
Other Assets	41,403	36,550	80.8	68.7

ASSETS	351,569	416,782	686.0	782.9

Short-term bank borrowings	24,942	15,491	48.7	29.1
Current portion of long-term bank and other debt	2,567	16,241	5.0	30.5
Current portion of bonds payable	4,344	4,537	8.5	8.5
Current portion of long-term liabilities	418	488	0.8	0.9
Dividends payable	3	83	0.0	0.2
Accounts payable	17,372	22,243	33.9	41.8
Notes payable	675	1,274	1.3	2.4
Other payables	360	710	0.7	1.3
Notes and accounts payable to related companies	8,619	447	16.8	0.8
Accrued expenses	7,322	8,111	14.3	15.2
Withholdings payable	1,855	1,554	3.6	2.9
Deferred income	1,488	7,848	2.9	14.7
Income taxes	0	0	-	-
Other current liabilities	985	1,218	1.9	2.3
Current Liabilities	70,951	80,243	138.4	150.7

Long-term bank and other debt	31,743	47,787	61.9	89.8
Bonds payable	24,717	20,226	48.2	38.0
Accrued expenses	4,044	5,502	7.9	10.3
Long-Term Liabilities	60,504	73,515	118.1	138.1

Minority Interest	10,421	11,468	20.3	21.5

Common stock	254,609	264,072	496.8	496.0
Share premium	40,090	40,090	78.2	75.3
Reserves	(3,179)	(1,253)	(6.2)	(2.4)
Retained earnings	(81,826)	(51,353)	(159.7)	(96.5)
Total Shareholders' Equity	209,693	251,555	409.2	472.5

LIABILITIES AND SHAREHOLDERS' EQUITY	351,569	416,782	686.0	782.9

1 Exchange rate December-06 US$1.00 = 532,39
1 Exchange rate December-05 US$1.00 = 512,5

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Dec 05	YTD Dec 06	YTD Dec 05	YTD Dec 06

Cash received from customers	437,521	639,801	853.7	1,201.8
Financial income received	2,255	1,019	4.4	1.9
Dividends and other distributions	-	52	-	0.1
Other incomes	380	7,765	0.7	14.6
Payments to suppliers and employees	(408,958)	(624,032)	(798.0)	(1,172.1)
Interests paid	(13,749)	(9,334)	(26.8)	(17.5)
Income taxes paid	(2,328)	(4,972)	(4.5)	(9.3)
Other expenses	(607)	(287)	(1.2)	(0.5)
Added Value Tax and others	(3,920)	(4,099)	(7.6)	(7.7)
Cash Flow from Operating Activities	10,595	5,913	20.7	11.1

Sale of Property, Plant and Equipment	312	2,482	0.6	4.7
Sale of permanent investments	218	-	0.4	-
Sale of other investments	-	-	-	-
Other proceeds from investments	1,164	1,427	2.3	2.7
Acquisition of fixed assets	(10,616)	(14,334)	(20.7)	(26.9)
Permanent investments	(188)	(4)	(0.4)	(0.0)
Other disbursements	(2,673)	-	(5.2)	-
Cash Flow used in Investing Activities	(11,784)	(10,429)	(23.0)	(19.6)

Issuance of shares	44,852	9,463	87.5	17.8
Loans obtained	116,045	140,184	226.4	263.3
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(39)	(607)	(0.1)	(1.1)
Repayments of bank borrowings	(159,673)	(127,732)	(311.6)	(239.9)
Repayments of bonds	(4,052)	(4,256)	(7.9)	(8.0)
Payment of expenses related to shares issuance	(791)	-	(1.5)	-
Payment loans documented from related companies	-	(1,553)	-	(2.9)
Others	(504)	(1,051)	(1.0)	(2.0)
Cash Flow provided by Financing Activities	(4,163)	14,447	(8.1)	27.1

Net Cash Flow for the Period	(5,352)	9,932	(10.4)	18.7

Effect of price-level restatements on cash and cash equivalents	(309)	(341)	(0.6)	(0.6)

Net increase in cash and cash equivalents	(5,660)	9,591	(11.0)	18.0

Cash and cash equivalents at the beginning of year	13,615	7,955	26.6	14.9

Cash and cash equivalents at end of the period	7,955	17,545	15.5	33.0

_____________________
1 Exchange rate December-06 US$1.00 = 532,39
1 Exchange rate December-05 US$1.00 = 512,5